Martin Wong's latest museum acquisition—and your opportunity

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Martin Wong's market just had an important institutional moment—which means it could be time to reconsider our latest Wong offering.

Last week at Art Basel Miami Beach, Wong's 12-foot triptych *Tai Ping Tien Kuo* (1982) sold to a major U.S. museum for $1.6 million, a high-point among Wong's prices.

This is the kind of institutional momentum that has pushed Wong's market steadily upward. His work has now entered collections at MoMA, the Whitney, the Met, SFMOMA, the Art Institute of Chicago, and more.

Our latest Wong offering is a compelling entry amid that backdrop. It riffs on Wong's institutional history—the work references an Old Master painting Wong would have seen while he worked at the Met Museum—while incorporating the Chinatown iconography that has defined his most popular work.

We believe this style is poised for long-term appreciation. In fact, similar works have already **appreciated at a rate of 19.6% annually** between 2013 and 2024.

You can view the new Wong offering here, and review the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
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